UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 5, 2014 (September 4, 2014)



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On September 4, 2014, Dollar Tree, Inc., a Virginia corporation (the "Company") entered into an amendment ("Amendment No. 1") to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 27, 2014, with Family Dollar Stores, Inc., a Delaware corporation ("Family Dollar") and Dime Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub") (the Merger Agreement, together with Amendment No. 1, the "Amended Merger Agreement").

Amendment No. 1 amends the regulatory commitment covenant to provide a commitment by the Company to divest as many stores as necessary or advisable to obtain antitrust clearance for the previously announced merger transaction.

Other than as expressly modified pursuant to Amendment No. 1, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on July 29, 2014, remains in full force and effect as originally executed on July 27, 2014. The foregoing description of Amendment No.1 does not purport to be complete and is subject to, and qualified in its entirety by the full text of Amendment No. 1 attached hereto as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 8.01. Other Events.

On September 5, 2014, the Company and Family Dollar issued a joint press release announcing that they had entered into Amendment No. 1. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on August 11, 2014, Dollar Tree filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that included a preliminary proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Family Dollar. **INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.** Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284. Copies of the

documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar's internet website at www.FamilyDollar.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by contacting Family Dollar's Investor Relations Department at 704-708-2858.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's and Family Dollar's directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree or Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A

Warning About Forward-Looking Statements," "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Family Dollar's Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014 and August 2, 2014, Family Dollar's Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Dollar Tree and Family Dollar with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree and Family Dollar, undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit 2.1   Amendment No. 1, dated September 4, 2014, to the Agreement and Plan of Merger, dated as of July 27, 2014 among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc.

Exhibit 99.2   Joint Press Release issued by Dollar Tree, Inc. and Family Dollar Stores, Inc., dated September 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DOLLAR TREE, INC.**

Date: September 5, 2014   By: /s/ Kevin S. Wampler
                                                         Kevin S. Wampler
                                                         Chief Financial Officer

EXHIBITS

Exhibit 2.1   Amendment No. 1, dated September 4, 2014, to the Agreement and Plan of Merger, dated as of July 27, 2014 among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc.

Exhibit 99.2   Joint Press Release issued by Dollar Tree, Inc. and Family Dollar Stores, Inc., dated September 5, 2014

Exhibit 2.1

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this "Amendment"), dated as of September 4, 2014, to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 27, 2014, by and among FAMILY DOLLAR STORES, INC., a Delaware corporation (the "Company"), DOLLAR TREE, INC., a Virginia corporation ("Parent"), and DIME MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), is made and entered into by Parent, Merger Sub and the Company. Capitalized terms used, but not defined, herein shall have the meanings given to such terms in the Merger Agreement, and all references to Articles and Sections herein are references to Articles and Sections of the Merger Agreement.

WHEREAS, Parent, Merger Sub and the Company are parties to the Merger Agreement;

WHEREAS, the Company Board of Directors has (i) determined that this Amendment is advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved this Amendment, and (iii) resolved to recommend the adoption of the Merger Agreement, as amended by this Amendment, by the stockholders of the Company;

WHEREAS, the board of directors of Merger Sub has determined that it is advisable for Merger Sub to enter into this Amendment and has approved and adopted this Amendment;

WHEREAS, the board of directors of Parent has determined that it is advisable for Parent to enter into this Amendment has approved and adopted this Amendment, and Parent, as the sole stockholder of Merger Sub, has approved and adopted this Amendment; and

WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Merger Agreement in accordance with Section 8.11 of the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Section 1.   Amendment to Merger Agreement. Section 5.6(d) of the Merger Agreement shall be amended and restated in its entirety to read:

"Without limiting Section 5.6(a) and notwithstanding anything to the contrary set forth in this Agreement, Parent shall, solely to the extent necessary or advisable to permit the satisfaction of Section 6.1(b) and Section 6.1(e) so as to permit the Closing to occur by the End Date, propose, negotiate, effect, become subject to, and agree to conduct remedies and the sale, divestiture, license, holding separate, and other disposition of, changes to, and restriction and limitation on, any and all retail stores and any and all assets, properties and rights in or about the retail store premises (including the arrangement for all such sales and divestitures in a timely manner sufficiently in advance of the End Date that would permit the satisfaction of Section 6.1(b) and Section 6.1(e) to occur by the End Date) of Parent and its Subsidiaries (including the Surviving Company and its Subsidiaries) and take all such action and actions that would in the aggregate have a similar effect; provided, that any such conduct remedies, sales, divestitures, licenses, holdings, dispositions, changes, restrictions, limitations or similar effects become effective only from and after the Effective Time.".

Section 2.   Financing. Parent has delivered to the Company a true, complete and correct copy of the Amendment and Consent, dated as of the date hereof (the "Amendment and Consent"), to the Commitment Letter, as previously amended and restated on August 8, 2014 (the "Existing Commitment Letter"). The Company hereby consents to the amendment of the Commitment Letter pursuant to the Amendment and Consent. From and after the date hereof, the term "Commitment Letter" as used in the Merger Agreement shall mean the Existing Commitment Letter as amended by the Amendment and Consent.

Section 3.   Confirmation of Merger Agreement. Other than as expressly modified pursuant to this Amendment, all of the terms, conditions and other provisions of the Merger Agreement are hereby ratified and confirmed and shall continue to be in full force and effect in accordance with their respective terms.

Section 4.   References. All references to the Merger Agreement (including "hereof," "herein," "hereunder," "hereby" and "this Agreement") shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement (as amended hereby) and references in the Merger Agreement to "the date hereof," "the date of this Agreement" and terms of similar import shall in all instances continue to refer to July 27, 2014.

Section 5.   Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 6.   Company Authority Relative to Amendment. The Company has the requisite corporate power and authority to enter into and, subject to the Company Stockholder Approval, to consummate the transactions contemplated by the Merger Agreement as amended by this Amendment. The execution, delivery and performance by the Company of this Amendment and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company or vote of the Company's stockholders are necessary to authorize the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger. This Amendment has been duly and validly executed and delivered by the Company and, assuming this Amendment constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Amendment constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 7.   Parent and Merger Sub Authority Relative to Amendment. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by the Merger Agreement as amended by this Amendment. The execution, delivery and performance by Parent and Merger Sub of this Amendment and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub or vote of Parent's or Merger Sub's stockholders is necessary to

authorize the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger. This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Amendment constitutes the legal, valid and binding agreement of the Company, this Amendment constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

Section 8.   Miscellaneous. The provisions of Article VIII of the Merger Agreement shall apply to this Amendment *mutatis mutandis*, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FAMILY DOLLAR STORES, INC.

By: /s/ Howard R. Levine

Name: Howard R. Levine

Title: Chief Executive Officer

DOLLAR TREE, INC.

By: /s/ Kevin S. Wampler
    Name: Kevin S. Wampler
    Title: Chief Financial Officer

DIME MERGER SUB, INC.

By: /s/ Kevin S. Wampler
    Name: Kevin S. Wampler
    Title: Treasurer

Exhibit 99.1



Dollar Tree Makes Commitment TO DIVEST AS MANY STORES AS REQUIRED FOR ANTITRUST APPROVAL

Dollar Tree, Inc. Announces Amended Merger Agreement to Acquire Family Dollar Stores, Inc.

Expected Timing to Close Transaction Accelerates to as Early as End of November 2014

CHESAPEAKE, VA and MATTHEWS, NC - September 5, 2014 - Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, and Family Dollar Stores, Inc. (NYSE: FDO), a leading national discount retailer offering name brands and quality, private brand merchandise, today announced that the two companies have amended their merger agreement to include a commitment by Dollar Tree to divest as many stores as necessary or advisable to obtain antitrust clearance for the previously announced cash and stock transaction. All other terms and conditions of the merger agreement remain the same as announced on July 28, 2014.

The two companies also announced today that their expectations for a closing date for the transaction have accelerated to as early as the end of November 2014.

Lastly, the two companies disclosed that they expect the Federal Trade Commission ("FTC") to issue a "second request" for additional information on September 8, 2014. The "second request" was expected and the companies are confident that regulatory approval will be obtained.

Bob Sasser, Dollar Tree's Chief Executive Officer, stated, "Dollar Tree is committed to working hard to complete our acquisition of Family Dollar as quickly as possible. Our amended agreement is clearly superior to Dollar General's revised proposal based on antitrust risk, deal certainty and time value of money. Unlike Dollar General, we expect to be required to divest few, if any, stores because our business model is significantly different from Family Dollar's model. Our product assortment and pricing is not driven by local competition, and we have very limited store overlap. As evidence of our confidence in and commitment to closing this transaction without delay, we are amending our merger agreement to provide for a commitment to divest as many stores as necessary to obtain antitrust clearance."

"Dollar Tree and Family Dollar continue to have productive discussions with the FTC," continued Mr. Sasser, "and despite the anticipated second request from the FTC, we remain confident in our ability to complete our transaction with Family Dollar by as early as the end of November 2014 and deliver expeditiously the closing certainty and substantial value that this transaction provides to both companies' shareholders, customers and employees. We will continue to work hard to complete our acquisition of Family Dollar as quickly as possible."

Under the terms of the agreement announced on July 28, 2014, Family Dollar shareholders will receive $59.60 in cash and $14.90 equivalent in Dollar Tree shares for each common share of Family Dollar owned, subject to a collar. At closing, Family Dollar shareholders would own no less than 12.7% and no more than 15.1% of the outstanding common stock of Dollar Tree.

J.P. Morgan Securities LLC is acting as exclusive financial advisor to the board of directors of Dollar Tree, and J.P. Morgan Chase Bank, N.A., Wells Fargo Bank, National Association, Bank of America, N.A., Royal Bank of Canada and U.S. Bank, National Association, and certain of their affiliates have committed to provide financing for the transaction. Wachtell, Lipton, Rosen & Katz and Williams Mullen are acting as legal counsel to Dollar Tree in connection with the transaction. Morgan Stanley & Co. LLC is acting as exclusive financial advisor to the board of directors of Family Dollar in connection with the transaction. Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel to Family Dollar.

About Dollar Tree, Inc.
Dollar Tree, Inc., a Fortune 500 Company, operated 5,166 stores in 48 states and five Canadian Provinces as of August 2, 2014, with total retail selling square footage of 44.8 million. To learn more about the Company, visit www.DollarTree.com.

About Family Dollar Stores, Inc.
Family Dollar Stores, Inc., a Fortune 500 Company, offers a mix of name brands and quality, private brand merchandise appeals to shoppers in more than 8,200 stores in rural and urban settings across 46 states. For more information, please visit www.FamilyDollar.com.

Investors/Media Contacts:

Dollar Tree Contacts:	**Family Dollar Contacts:**
Investors:	Investors:
Randy Guiler	Kiley F. Rawlins, CFA
Dollar Tree, Inc.	Family Dollar Stores, Inc.
rguiler@dollartree.com	krawlins@familydollar.com
(757) 321-5284	(704) 708-2858
Media:	Media:
Debbie Miller / Nathaniel Garnick	Matthew Sherman / Jamie Moser / Averell Withers
Sard Verbinnen & Co	Joele Frank, Wilkinson Brimmer Katcher
(212) 687-8080	(212) 355-4449

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed merger between Dollar Tree and Family Dollar, on August 11, 2014, Dollar Tree filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that included a preliminary proxy statement of Family Dollar that also constitutes a prospectus of Dollar Tree. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Family Dollar. **INVESTORS AND SECURITY HOLDERS OF FAMILY DOLLAR ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.** Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Dollar Tree and Family Dollar through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Dollar Tree will be available free of charge on Dollar Tree's internet website at www.DollarTree.com under the heading "Investor Relations" and then under the heading "Download Library" or by contacting Dollar Tree's Investor Relations Department at 757-321-5284. Copies of the documents filed with the SEC by Family Dollar will be available free of charge on Family Dollar's internet website at www.FamilyDollar.com under the heading "Investor Relations" and then under the heading "SEC Filings" or by contacting Family Dollar's Investor Relations Department at 704-708-2858.

Participants in the Solicitation

Dollar Tree, Family Dollar, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Family Dollar common stock in respect of the proposed merger between Dollar Tree and Family Dollar. Information regarding the persons who may, under the rules of the SEC, be considered participants in

the solicitation of proxies in favor of the proposed merger are set forth in the proxy statement/prospectus filed with the SEC. You can also find information about Dollar Tree's and Family Dollar's directors and executive officers in their respective definitive proxy statements filed with the SEC on May 12, 2014 and December 6, 2013, respectively. You can obtain free copies of these documents from Dollar Tree or Family Dollar using the contact information above.

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the financing of the proposed transaction, the benefits, results, effects, timing and certainty of the proposed transaction, future financial and operating results, expectations concerning the antitrust review process for the proposed transaction and the combined company's plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed merger include, among others: the risk that Family Dollar's stockholders do not approve the merger; the risk that the merger agreement is terminated as a result of a competing proposal, the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist stockholders to the merger; costs and difficulties related to the integration of Family Dollar's business and operations with Dollar Tree's business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Dollar Tree or Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled "A Warning About Forward-Looking Statements," "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in Dollar Tree's Annual Report on Form 10-K for the fiscal year ended February 1, 2014, Family Dollar's Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Dollar Tree's Quarterly Reports on Form 10-Q for the quarters ended May 3, 2014 and August 2, 2014, Family Dollar's Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Dollar Tree and Family Dollar with the SEC, which are available at the SEC's website http://www.sec.gov.

Please read our "Risk Factors" and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Dollar Tree and Family Dollar, undertake no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.